UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 14, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        ING Finalizes Contracts with Team of IT Service Providers for Outsourcing of Workplace Services, dated 14 December 2006;

•                                        KPN improves service to InternetPlusBellen customers, dated 14 December 2006.

PRESS RELEASE

ING Finalizes Contracts with Team of IT Service Providers
for Outsourcing of Workplace Services

— Accenture, Atos Origin, Getronics and KPN sign ING final outsourcing contracts totalling €750 million —

AMSTERDAM, Netherlands; Dec. 14, 2006 — Accenture, Atos Origin, Getronics and KPN have each signed seven-year contracts with ING to jointly supply workplace services for 53,000 ING employees in Europe. As part of the agreement, approximately 430 ING employees in the Netherlands and Belgium will transfer to Atos Origin, Getronics and KPN.

The workplace services include the provision, installation, maintenance and support of desktops, laptops, printers and telephones. The contracts have a total value of €750 million, including VAT. Each of the four companies, which together comprise ING’s preferred supplier team, will fulfill different aspects of ING’s workplace services needs.

Accenture, in its role as integrator, will coordinate the entire scope of services to be delivered and will manage the supplier contracts on behalf of ING, contributing its business consulting, project management and outsourcing skills. The value of the deal for Accenture is worth €52 million.

“By creating the preferred supplier team, ING is one of the first European companies to employ a multi-vendor outsourcing arrangement where each vendor provides a part of the overall service, coordinated by a service integrator, a critical element of Accenture’s overall infrastructure delivery model,” said Edwin Vander Ouderaa, the senior executive in Accenture’s Financial Services practice responsible for this deal. “This innovative outsourcing strategy, whereby governance, service management and supplier management are all part of the service integrator’s role, will enable ING to adapt quickly to change and to incorporate innovative processes and technologies, creating a competitive advantage that could go far beyond pure cost savings.”

Atos Origin will be responsible for the complete architecture and management of the back-end of ING’s office automation including e-mail and the active directory and will deliver server management services. In addition, Atos Origin will provide ING with critical end-user computing services that include user access services, design & support and application services. The value of the contract to Atos Origin is €216 million.

“Atos Origin is delighted with this contract win which underlines Atos Origin’s prominent position in the European financial sector as a provider of advanced desktop services,” said Wilbert Kieboom, CEO Atos Origin Northern Europe. “We are responsible for ING’s complete IT infrastructure behind its office automation, which creates an extra dimension to this agreement. Our services as part of this third-generation contract will help ING focus on its core activities and increase customer service.”

Getronics will be responsible for service delivery to ING employees, administering help desk services to manage intake, dispatch, monitoring, and tracking of all incoming calls, as well as incident resolution. Getronics will provide onsite user support, desktop-hardware purchasing, asset management, stock handling and deployment of user devices. The value of the contract to Getronics is €213 million. Getronics will receive an additional revenue of €21 million from subcontracted services with suppliers.

“As a leading IT services provider in the Netherlands we are able to share with our partners our user-centric approach and our considerable knowledge and expertise in this sector, so that we can jointly provide ING with the best services possible.” said Klaas Wagenaar, CEO of Getronics. “Getronics is dedicated to using Information and Communication Technology to enable people to be more productive. Together with our partners, Getronics will enable ING’s people to communicate and work together smoothly, effectively and productively wherever they may be, creating real business value for ING.”

KPN will be responsible for all fixed and mobile communication services, call centre services, LAN services and conferencing services to all ING employees in the Netherlands and Belgium, including end user equipment and traffic arrangements. The value of the contract to KPN is €269 million.

KPN board member Eelco Blok said, “We are happy to welcome ING as one of our most important customers in the financial sector with this innovative outsourcing strategy. As the preferred supplier of communication services, KPN is naturally ready to meet ING’s current needs by using conventional technologies to provide greater flexibility at lower cost. But even more important is our All IP strategy that delivers innovative features directly to ING employees at the workplace. All of this makes communication easier, indeed a pleasure, and at the end of the day I believe it will enhance ING’s competitive edge in its business.”

About Accenture

Accenture is a global management consulting, technology services and outsourcing company. Committed to delivering innovation, Accenture collaborates with its clients to help them become high-performance businesses and governments. With deep industry and business process expertise, broad global resources and a proven track record, Accenture can mobilize the right people, skills, and technologies to help clients improve their performance. With approximately 140,000 people in 48 countries, the company generated net revenues of US$16.65 billion for the fiscal year ended Aug. 31, 2006.  Its home page is www.accenture.com.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company’s annual revenues are €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company’s web site at http://www.atosorigin.com

About Getronics

With some 24,000 employees in over 25 countries and approximate revenues of EUR 2,6 billion, Getronics is one of the world’s leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimize and increase the productivity of our client’s mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics’ shares are traded on Euronext Amsterdam (“GTN”). For further information about Getronics, visit www.getronics.com.

About KPN

KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services – from voice, internet and data services to fully-managed, outsourced ICT solutions – in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe.

As of September 30, 2006, KPN served 6.1 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.9 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,412 individuals (25,921 FTEs). KPN was incorporated in 1989 and its shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges. For further information about KPN, visit www.kpn.com

Press release

KPN improves service to InternetPlusBellen customers	Date
14 December 2006

Number
082pe

InternetPlusBellen – internet and telephone in one package, without a separate telephone subscription – has become immensely popular in the short time since its introduction. At the moment, KPN is receiving as many as 20,000 orders a week.

The exponential growth rate of the new service has led to long waiting times for some customers. While 95% of applications are handled smoothly, 5% of customers experience glitches and are not receiving the standard of customer care that KPN offers the majority of its customers. KPN has taken action and announced a package of measures aimed at improving service for customers switching to InternetPlusBellen:

•                 The customer service number 0900-0244 and the HetNet, Planet and Slim helpdesks will be charged at rates of 1 Eurocent per minute until waiting times have again become acceptable.

•                 The capacity of the call centers has been doubled over the last few months.

•                 The number of engineers available for installation has recently been upped to 350.

•                 A specialized customer service team has been set up to deal with complex complaints, remaining personally involved from the customer’s first call until the problem has been solved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 15, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel